Exhibit 21

List of Subsidiaries - Gol Linhas Aéreas Inteligentes S.A.

Name	Jurisdiction of Incorporation

Gol Finance Cayman	Cayman Islands, BWI

Gol Finance	Cayman Islands, BWI

Gol Transportes Aéreos S.A.	Brazil

GTI S.A.	Brazil

VRG Linhas Aéreas	Brazil